SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

UNITED CONTINENTAL HOLDINGS, INC.

(Name of Subject Company and Filing Persons (Issuer))

6.0% Convertible Senior Notes due 2029

(Title of Class of Securities)

902549AJ3

(CUSIP Numbers of Class of Securities)

John D. Rainey

Executive Vice President and Chief Financial Officer

233 S. Wacker Drive

Chicago, Illinois 60606

(872) 825-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Person)

COPIES TO:

Jennifer Kraft Deputy General Counsel and Assistant Secretary 233 S. Wacker Drive Chicago, Illinois 60606 (872) 825-4000	Kevin Lewis Vinson & Elkins L.L.P. 1001 Fannin, Suite 2500 Houston, Texas 77002-6760 (713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation (*)	Amount of Filing Fee**
$58,291,000	$7,508

*	Calculated solely for purposes of determining the filing fee. The purchase price of the 6.0% Convertible Senior Notes due 2029 (the “Notes”), as described herein, is $1,000 per $1,000 principal amount of the Notes, plus accrued and unpaid interest to, but not including, the repurchase date. As of September 15, 2014, there was $58,291,000 in aggregate principal amount of Notes outstanding, resulting in an aggregate maximum purchase price of $58,291,000.

**	The amount of the filing fee was calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction. The filing fee was paid on September 16, 2014 in connection with the filing by United Continental Holdings, Inc. of the original Schedule TO.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,508	Filing Party: United Continental Holdings, Inc.
Form or Registration No.: Schedule TO	Date Filed: September 16, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 is an amendment to the Tender Offer Statement on Schedule TO (the “Schedule TO”) initially filed with the Securities and Exchange Commission on September 16, 2014 by United Continental Holdings, Inc. (the “Company”) with respect to the rights of each holder (each, a “Holder”) of the Notes to sell and the obligation of the Company to repurchase the Notes, as set forth in the Company Notice to Holders of 6.0% Convertible Senior Notes due 2029, dated September 16, 2014 (the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute “Option Documents”).

This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

This Amendment No. 1 is intended to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

The Holders’ right to surrender their Notes for purchase (the “Put Option”) by the Company pursuant to the Option Documents expired at 5:00 p.m., New York City time, on October 14, 2014 (the “Expiration Date”). The Company has been advised by The Bank of New York Mellon Trust Company, N.A., as paying agent (the “Paying Agent”), that no Notes were validly surrendered prior to the Expiration Date. Following the Expiration Date, $58,291,000 in aggregate principal amount of the Notes remains outstanding.

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended and supplemented by adding the following language:

Exhibit Number	Description

(a)(1)	Company Notice to Holders of 6.0% Convertible Senior Notes due 2029, dated September 16, 2014.*

(a)(5)	Press release issued on September 16, 2014.*

(b)	Not applicable.

(d)(1)	Indenture, dated as of October 7, 2009, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on October 7, 2009).*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2014	United Continental Holdings, Inc.

	By:	/s/ Brett J. Hart
	Name:	Brett J. Hart
	Title:	Executive Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Company Notice to Holders of 6.0% Convertible Senior Notes due 2029, dated September 16, 2014.*

(a)(5)	Press release issued on September 16, 2014.*

(b)	Not applicable.

(d)(1)	Indenture, dated as of October 7, 2009, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on October 7, 2009).*

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.